FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated April 4, 2017

TRANSLATION
Autonomous City of Buenos Aires, April 4, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Ordinary General and Extraordinary Shareholders' Meeting to be held on April 28, 2017

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 77 of the Merval Listing Regulations.

In that connection, we enclose the call notice published in the daily Gazette of the Buenos Aires Stock Exchange.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

YPF SOCIEDAD ANONIMA
CALL NOTICE
The Shareholders are hereby called to an Ordinary General and Extraordinary Shareholders' Meeting to be held on April 28, 2017 at 10:00 a.m., at the Company's offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:
AGENDA:
1. Appointment of two Shareholders to sign the minutes of the Meeting.
 2. Exemption from the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the creation of a long-term plan of compensation in shares for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.
 3. Consideration of the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and Statements of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 40, which began on January 1, 2016 and ended on December 31, 2016.
 4. Consideration of the results for the fiscal year ended December 31, 2016. Absorption of losses in accordance with the order of allocation of balances determined by the National Securities Commission Regulations.  Constitution of reserves. Declaration of dividends.
 5. Determination of remuneration for the Independent Auditor for the fiscal year ended December 31, 2016.
6. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2017 and determination of its remuneration.
7. Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2016.
8. Consideration of the remuneration to the Board of Directors for $122.304.678 for the fiscal year ended December 31, 2016, which resulted in computable impairment in accordance with the National Securities Commission Regulations (T.O.2013).
9. Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2016.
10. Determination of the number of regular and alternate members of the Supervisory Committee.
11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.
12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.
13. Determination of the number of regular and alternate members of the Board of Directors.
14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.
15. Appointment of regular and alternate Directors for Class D shares and determination of their tenure.
16. Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2017.
17. Consideration of the merger by absorption by YPF S.A., as absorbing company, of YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., YSUR Recursos Naturales S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L., as the absorbed companies, in accordance with Article 82 et. seq. of the General Corporations Law (Ley General de Sociedades), Article 77, Article 78 et. seq. and consistent norms of the Profit Tax Law (Ley de Impuesto a las Ganancias), as amended, and Article 105 to Article 109 of its regulatory decree.
18. Consideration of the Special Merger Balance Sheet (Special Merger Financial Statements) of YPF S.A. and the Consolidated Merger Balance Sheet (Consolidated Assets Merger Balance Sheet) of YPF S.A., YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., YSUR Recursos Naturales S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L., each as of December 31, 2016, and the corresponding Supervisory Committee and Independent Auditor reports.
19. Consideration of the Prior Merger Agreement and the Merger by Absorption Prospectus.
20. Authorization to sign the Definitive Merger Agreement in the name of and in representation of the Company.
21. Consideration of the extension of the term of the Company's Global Medium Term Negotiable Obligations Program.

NOTES:
1)  Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., located at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under Section 238 of Law No. 19,550, in order to attend the meeting, they must obtain a certificate of the account of book-entry shares issued for that purpose by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance at Meetings, at the corporate offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., until  5:00 p.m. on April 24, 2017. The Company will provide the shareholders with receipts that will enable them to attend the Meeting.
2)  Shareholders that are entities organized abroad are reminded that, under Resolution No. 7/2015 of the Superintendency of Corporations (Inspección General de Justicia) and Article 25, Chapter II, Title II of the National Securities Commission Regulations (T.O. 2013), in order to attend the Meeting, they must comply with Section 123 of Law No. 19,550. Likewise, under Article 22, Chapter II, Title II of the National Securities Commission Regulations (T.O. 2013) approved by Resolution No. 622/2013 of that Commission, at the time of providing notice of attendance and at the time of actual attendance, they must demonstrate, with respect to the holders of shares and their representatives, respectively, the following information: name, surname and identity document, or corporate name and incorporation information, as the case may be, and the other information specified in such regulation.
3) Shareholders that are legal persons or other legal structure are reminded that, in accordance with Article 24, Chapter II, Title II of the National Securities Commission Regulations (T.O. 2013), they must inform the Company on the day of the Meeting by way of a signed, sworn statement from their legal representatives, of the identification of their beneficial owners, including the following information: name, nationality, permanent address, date of birth, national identity document or passport, CUIT, CUIL or other form of tax identification and profession.
4) Shareholders that are a "trust", trust fund or similar arrangement are reminded that, in accordance with Article 26 Chapter II, Title II of the National Securities Commission Regulations (T.O. 2013), they must deliver to the Company on the day of the Meeting a duly signed certificate from their legal representative, that identifies the trust business subject to the transfer and includes the name and surname, address or registered office, identity card or passport number(s) or registration information, authorization or incorporation, of the trustor(s), fiduciary(ies), "trustee" or their equivalent, and trustees and/or beneficiaries or their equivalents according to the legal basis under which the trust was established, and the contract and/or the proof of registration for the contract in the relevant Public Registry, if applicable. The representative at the meeting must be the estate management administrator, in the case of the trust fund, "trust" or similar arrangement; or the duly established agent. Holders of shares of the Company that are foundations or similar arrangements, whether public or private, must inform the Company by means of a duly signed certificate from their legal representative, indicating the same information with respect to their founding member, and if a different person, the person who provided the capital contribution or transfer to such foundation or similar arrangement. The representative at the Meeting must be the legal representative or the duly established agent.
5) In order to consider the Agenda, the Shareholders of all classes of shares shall exercise their voting rights jointly, except with respect to items 11, 12, 14 and 15.
6) With respect to items 2, 17, 18, 19 and 20 of the Agenda, the Shareholders' Meeting will be conducted as an Extraordinary Meeting.
7) Shareholders are required to appear at the location designated for the General Shareholders' Meeting at least 15 minutes prior to the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.
The Board of Directors
Miguel Ángel Gutiérrez, President of YPF S.A., appointed as Director pursuant to the Ordinary General and Extraordinary Shareholders' Meeting minutes No. 43, and President pursuant to the Board of Directors Minutes No. 385, both dated April 29, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 5, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer